

November 17, 2011

Via E-mail
John C. Molina, J.D.
Director, Chief Financial Officer, and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

Re: **Molina Healthcare, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 8, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 001-31719

Dear Mr. Molina:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies

Revenue Recognition – Health Plans Segment, page 56

1. You state that one of your critical accounting estimates is "The determination of the amount of revenue to be recognized under certain contracts that place revenue at risk dependent upon the achievement of certain quality or administrative measurements, or the expenditure of certain percentages of revenue on defined expenses, or requirements that we return a certain portion of our profits to state governments". Please provide us

proposed disclosure to be included in future periodic reports that includes the following for your at risk revenue estimates:

- Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
- With a goal of improving disclosure about the effect of changes in your estimate related to this revenue, provide a table, by period and plan that quantifies the amount of "Retroactive revisions" and "revenue refunds" recorded in results of operations in each period that relate to prior periods.
- Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and results of operations.

Provide us an analysis of the authoritative guidance you have used in arriving at your accounting policy and demonstrate to us how your policy complies with ASC 605-10-25. Also refer to the guidance in ASC 605-10-S99.

<u>Deferral of Service Revenue and Cost of Service Revenue — Molina Medicaid Solutions Segment, page 59</u>

2. Your accounting policy for revenue recognition and cost deferral for your Molina Medicaid Solutions contracts is unclear. Please tell us the authoritative literature you used in determining your accounting for this segment's service contracts, for both revenue and costs. In doing so, please provide us proposed disclosure to be included in your next periodic report to clarify if any of the services involve significant production, modification, or customization of software (for example, training or installation). In this regard, please tell us why the training and IT support and hosting services (training and support) you provide do not represent significant production, modification, or customization of software. Refer to the guidance in ASC 985-605-25-2, 985-605-25-88, 985-605-25-9, and 985-605-25-10.

3. Please tell us what authoritative guidance you are using to defer the costs relating to the Molina Medicaid Solutions segment. Tell us why ASC 985-20-25-1 is not applicable.

<u>Notes To Consolidated Financial Statements</u>
<u>Note 18. Commitments and Contingencies</u>
<u>Legal Proceedings, page 105</u>

4. You state that "we believe that these actions, when finally concluded and determined, <u>are not likely to have a material adverse effect</u> on our consolidated financial position, results of operations, or cash flows." However, on page 28, you state that "we cannot assure you that our recorded reserves will be adequate to cover such costs. Therefore, the litigation to which we are subject <u>could have a material adverse effect</u> on our business, financial condition, cash flows, or results of operations, and could prompt us to change our operating procedures." Please provide us proposed disclosure to be included in future

periodic reports that clarifies this inconsistency in disclosure. If the effect of these actions/litigation could be material, please refer to ASC 450-20-50 and also provide us proposed disclosure to be included in future periodic reports, for all legal proceedings, to include an estimate of the possible loss or range of loss and, for those in which you cannot make an estimate, a statement to that effect for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Notes To Consolidated Financial Statements
Basis of Presentation
Organization and Operations, page 6

5. Please provide us proposed disclosure to be included in MD&A of future periodic reports that explains the expected effect on your results of operations and financial position of the State of Louisiana's decision to award the contract to another firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant